N E W S R E L E A S E

December 12, 2005	Trading Symbols:
News Release 05-24	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD DOUBLES SILVER RESOURCES

AT PITARRILLA PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that indicated silver resources have increased to 71.3 million ounces and inferred silver resources have increased to 80.3 million ounces at its wholly-owned Pitarrilla silver project located in the state of Durango, Mexico. The increase in silver resources is based on a resource estimate for the Javelina Creek Zone and an initial resource estimate for the South Ridge Zone. Infill and extension drilling is continuing at South Ridge which is open in all directions. A fifth zone, Breccia Ridge, requires additional drilling before a resource estimate can be completed.

Using assays from a total of 88 drill holes, Silver Standard has received the following block model resource estimates for Javelina Creek and South Ridge based on a cut-off grade of 40 grams of silver per tonne (James D. McCrea, P.Eng., an independent qualified person, as defined by Canada’s National Instrument 43-101). The following tables include previously reported resource estimates for two other zones - Cordon Colorado and Peña Dyke.

Indicated Silver Resource Summary – Pitarrilla Project, December 2005

Zone	Tonnes (in millions)	Silver Grade (in g/t)	Silver Grade (in oz./ton)	Contained Silver (in millions of ounces)
Javelina Creek	3.4	104.7	3.1	11.4
Cordon Colorado (1)	12.5	115.3	3.4	46.3
Peña Dyke (1)	4.0	107.7	3.1	13.9
Total				71.6

Inferred Silver Resource Summary – Pitarrilla Project, December 2005

Zone	Tonnes (in millions)	Silver Grade (in g/t)	Silver Grade (in oz./ton)	Contained Silver (in millions of ounces)
South Ridge	13.9	145.5	4.2	65.0
Javelina Creek	0.7	96.8	2.8	2.3
Cordon Colorado (1)	3.3	93.5	2.7	9.9
Peña Dyke (1)	1.4	68.1	2.0	3.1
Total				80.3
(1)	Previously reported on October 12, 2004.

At Pitarrilla, Silver Standard has completed to date 67 diamond drill holes totalling 16,035 meters and 186 reverse circulation holes totalling 20,642 meters. All five zones of silver mineralization lie at or near surface.

On closing of the proposed acquisition of the Veta Colorado project in Mexico, Silver Standard’s measured and indicated silver resources will now total 590.4 million ounces and inferred silver resources will total 508.6 million ounces.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for exploration at the Pitarrilla project.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.0 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $26.2 million at September 30, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

For the Pitarrilla project, all assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara and Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.